
Mail Stop 4631

November 22, 2016

Via E-mail
Jeffrey Cosman
Chief Executive Officer
Meridian Waste Solutions, Inc.
12540 Broadwell Road, Suite 2104
Milton, GA 30004

>   **Re: Meridian Waste Solutions, Inc.**
>   **Amendment 1 to Registration Statement on Form S-1**
>   **Filed November 18, 2016**
>   **File No. 333-213579**

Dear Mr. Cosman:

   We have limited our review of your registration statement to the issues we have addressed in our comments.

General

1. We note your response to comment 1 of our letter dated September 16, 2016, wherein you state that shares of common stock and warrants will be purchased together but that they will not be offered together as a unit. Please note that if the common stock and warrants must be purchased together, our view is that they are being offered as units, even if the common stock and warrants immediately trade separately. As requested, please revise your fee table, cover page, description of securities and other disclosures noted in comment 1 to describe the units.

2. On your cover page and in your risk factor entitled "There is currently only a limited public market for our common stock . . ." on page 21, please clarify that quotes for your shares on the OTCQB Marketplace may not be indicative of the market price on a national securities exchange such as the NASDAQ Capital Market.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Joseph M. Lucosky, Esq.
       Scott E. Linsky, Esq.
       Eric Lord
       Anthony J. Marsico, Esq.